Exhibit 99.1

Enlivex Hires Biotech Industry Veteran Tzvi Palash to Lead the Design and Construction of its New cGMP Allocetra Manufacturing Plant

Mr. Palash joins Enlivex from Gamida Cell, where he served as Chief Operating Officer, and previously served as Chief Operating Officer of Protalix Biotherapeutics, and as General Manager of ColBar LifeScience, a Johnson & Johnson company

Nes Ziona, Israel, August 2, 2021 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced the hiring of Tzvi Palash as Project Lead to manage the design and construction of the Company’s new cGMP AllocetraTM manufacturing plant.

“Tzvi is a highly talented industry veteran, and we are thrilled that he is joining our team,” said Oren Hershkovitz, Ph.D., Chief Executive Officer of Enlivex. “He has successfully led the construction of multiple manufacturing plants, with experience specifically in the cell therapy space, leaving him well suited for his new role. I look forward to working with him to increase our manufacturing capacity in preparation for upcoming clinical trials and the potential commercialization of AllocetraTM, if approved.”

Mr. Palash brings over 35 years of experience in the healthcare industry to Enlivex and has extensive expertise leading the construction of pharmaceutical manufacturing plants. Mr. Palash joins Enlivex from Gamida Cell where, as Chief Operating Officer (COO), he was responsible for overseeing operational activities including the recently completed construction of a cell therapy manufacturing plant. Prior to that, Mr. Palash was the COO of Protalix Biotherapeutics, Inc., where he led all operational activities through the approval of Elelyso®, the company’s plant cell culture-derived protein product, by the U.S. Food and Drug Administration (FDA). Prior to joining Protalix, Mr. Palash led the planning, construction, scale-up and regulatory oversight of an Israel-based manufacturing facility as a COO and General Manager at ColBar LifeScience Ltd, a biomaterials company acquired by Johnson & Johnson. He also successfully led FDA audits for Evolence® and Ossix®, and was a member of the Global Aesthetic Management Team within the Consumer Group of Johnson & Johnson. Earlier in his career, Mr. Palash held operational roles at Teva Pharmaceutical Industries and Interpham Laboratories.

Mr. Palash added, “The opportunity to lead the design and construction of Enlivex’s new manufacturing plant is truly exciting. I believe that the Company has generated compelling clinical data in sepsis and COVID-19, preclinical data in solid tumors, and Allocetra’s broadly applicable mechanism of action positions Enlivex as a future leader in cell therapies for infectious, inflammatory and oncologic diseases. I am eager to begin working with my new colleagues and believe that our complementary skill sets will serve us well as we continue to advance AllocetraTM’s development.”

ABOUT ALLOCETRATM

AllocetraTM is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, COVID-19 and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, AllocetraTM has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as “unmet medical needs”, as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage immunotherapy company developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Eric Ribner

LifeSci Advisors

eric@lifesciadvisors.com